LION INDUSTRIES CORPORATION BERHAD (415-D)

A Member of The Lion Group [redacted]

08005250

19 September 2008

SUPPL

RECEIVED
2008 OCT -8 P 12:35
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549

Dear Sirs

Re : Exemption No. 82-3342
Issuer : Lion Industries Corporation Berhad

We enclose herewith a copy of the General Announcement dated 18 September 2008, Re: Proposed disposal by Amsteel Mills Sdn Bhd of the Zero-Coupon Redeemable Secured Class B and Class C RM denominated Bonds issued by Silverstone Corporation Berhad for filing pursuant to exemption granted to the Company under rule 12g3-2(b) of the Securities Exchange Act of 1934.

Please contact the undersigned if you have any queries.

Yours faithfully
LION INDUSTRIES CORPORATION BERHAD

WONG PHOOI LIN
Secretary

PROCESSED
OCT 10 2008
THOMSON REUTERS

c.c Ms Violet Pagan - The Bank of New York
ADR Department
101 Barclay Street, 22W
New York
NY 10286

Level 46, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur, Malaysia.
Tel: (603) 21622155, 21613166 Fax: (603) 2162 3448

Form Version V3.0

General Announcement

Ownership transfer to **LION INDUSTRIES CORPORATION** on **18/09/2008 06:38:09 PM**

Reference No **LI-080918-A6B3F**

Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
Company name *	LION INDUSTRIES CORPORATION BERHAD
Stock name *	LIONIND
Stock code *	4235
Contact person *	Wong Phooi Lin
Designation *	Secretary

Type *	● Announcement ○ Reply to query
Subject :*	Proposed disposal by Amsteel Mills Sdn Bhd ("AMSB") of the Zero-Coupon Redeemable Secured Class B and Class C RM denominated Bonds issued by Silverstone Corporation Berhad

Note: If the announcement is a long announcement, please summarize the announcement in the contents and enter the details of the announcement in the Announcement Details or attached the full details of the announcement as attachment.

Contents :-*

(This field is to be used for the summary of the announcement)

We refer to the announcements dated 4 December 2007, 2 June 2008 and 8 August 2008 ("Announcements"). Unless otherwise stated, terms used in this announcement shall carry the same meaning as defined in the Announcements.

The Board of Directors of Lion Industries Corporation Berhad wishes to announce that the parties to the conditional sale and purchase agreement dated 30 November 2007 (as amended by letters dated 30 May 2008 and 8 August 2008) in respect of the above captioned matter ("AMSB Agreement") had on 18 September 2008, mutually agreed to extend the Extended Stop-Date for a further period of two (2) months from 30 September 2008 to 30 November 2008.

In consideration of AMSB agreeing to extend the Extended Stop-Date, an additional refundable deposit of approximately RM1.02 million ("Fourth Deposit") shall be payable by Gama Harta to its Solicitors within three (3) business days from 18 September 2008, or such other date as shall be mutually agreed between AMSB and Gama Harta.

The aggregate sum of the Initial Deposit, the Further Deposit and the Third Deposit in connection with the disposal of the SCB Bonds together with the Fourth Deposit shall form part of the AMSB Consideration payable to AMSB upon the completion of the AMSB Agreement.

Save for the above and the corresponding amendments to the terms and conditions of the AMSB Agreement to take into account the payment of the Fourth Deposit, all other terms and conditions of the AMSB Agreement shall remain unchanged.

Announcement Details :-

(This field is for the details of the announcement, if applicable)

LION INDUSTRIES CORPORATION BERHAD (415-D)

Secretary

18 SEP 2008

END